Exhibit 99.1

Innoviz Reports Fourth Quarter and Full Year 2023 Results, Exceeding Revenue Guidance

•	Full year 2023 revenues of approximately $21M exceeded guidance with year-over-year growth of 246%

•	Q4 2023 revenues of approximately $15M exceeded guidance with 328% growth quarter-over-quarter and 846% growth year-over-year

•
Strong revenue growth coupled with disciplined cost management led to the lowest quarterly cash burn since becoming a public company, finishing the year with approximately $150 million in cash and equivalents

TEL AVIV, Israel, Feb. 28, 2024 /PRNewswire/ -- Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or ”Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive grade LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the fourth quarter and full year ended December 31, 2023, and set 2024 commercial and financial targets.

“I am pleased with our strong finish to 2023, delivering revenues that were above the high end of both our quarterly and annual guidance range”, said Innoviz CEO, Omer Keilaf. “The combination of strong revenues and disciplined cost management led to an impressive cash performance with our quarterly cash burn at just $14.5 million, a record low since Innoviz became a public company. I believe this highlights the impact that growing revenues and cost discipline can have on our longer-term financial trajectory.”

Keilaf added, “so far in 2024 we have shared exciting news on the customer front, unveiling our second Volkswagen program with the ID. Buzz at CES, and today’s news that we are working on an additional InnovizOne deployment with BMW on the 5 Series in China. As we look to the rest of the year ahead, we continue to be very active with our RFI and RFQ pipeline and continue to believe that several additional customer wins are within reach. We continue to believe the LiDAR market will ultimately be a ‘winner takes most’ industry and that the next few customer decisions could provide us with continued momentum.”

Commercial and Strategic Updates

•
BMW i7 with InnovizOne available for sale now with deliveries planned March 2024 – The BMW i7 with the InnovizOne powered Personal Pilot L3 package is currently available for sale in Germany with deliveries expected to begin in March 2024.

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Developing InnovizOne for new vehicle and geography with BMW – Innoviz has begun supporting software development specific to the Chinese market for a new deployment of the InnovizOne on BMW 5 Series vehicles in China working towards a commercial launch at a future date.

•
Unveiled Volkswagen ID. Buzz light commercial vehicle program at CES – Innoviz unveiled the new ID. Buzz light commercial vehicle program at CES in January, marking the company’s second program with the Volkswagen Group. Volumes from this program are incremental to the original series production award announced in 2022. The ID. Buzz is a light commercial vehicle aimed at the mobility market and will be a Level 4 program with multiple LiDAR per vehicle. A test fleet of vehicles is already on the road in Austin, Texas, and we expect the program will become increasingly visible as it progresses towards a planned 2026 commercial launch.

•
Collaborating with Mobileye on the Volkswagen ID. Buzz – Innoviz and Mobileye both displayed the new ID. Buzz light commercial vehicle program at CES, with both companies working together on the Level 4 technology.  Innoviz is supplying the InnovizTwo long-range LiDAR, while Mobileye is working with Volkswagen as the autonomy platform partner, integrating the broader sensor suite and software stack. Innoviz views Mobileye as a strong partner and hopes to find additional opportunities to work with them on new platforms.

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Working towards additional growth opportunities with Volkswagen Group – Innoviz continues to work to secure additional vehicles and platforms within the Volkswagen Group, in addition to its initial 2022 series production award and the recently announced ID. Buzz program.

•
Customer decisions expected for late 2023 continue to progress in 2024 – Several of the Company’s RFQs that were in the later stages and were expected to be completed by the end of 2023 continue to make progress, despite decision timelines having been pushed into 2024.

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Strategic realignment – In late January 2024, Innoviz announced a strategic realignment that refocused the cost structure of the InnovizOne program after its transition into series production. The Company also announced a concentration of future investments on the InnovizTwo sensor and software platform and used the realignment as an opportunity to integrate its hardware and software development units into a combined R&D department. These realignment actions are expected to be completed during the first quarter of 2024 and to reduce planned cash outlays by $22-24 million on an annualized basis.

•
New slim profile design for InnovizTwo – Innoviz unveiled a new, slimmer profile design for the InnovizTwo that can reduce the height of the sensor from 45mm to as small as 25mm. The new design was created for a pipeline customer and can be particularly useful for customers exploring behind the windshield and rooftop LiDAR deployments.

Fourth Quarter 2023 Financial Results

Revenues in Q4 2023 were $14.9 million, up 328% compared to revenues of $3.5 million in Q3 2023 and up 846% compared to revenues of $1.6 million in Q4 2022.  The strong revenue growth came from a combination of NRE services, production units and sample shipments.

Operating expenses in Q4 2023 were $29.5 million, an increase of 6% compared to operating expenses of $27.8 million in Q3 2023, and a year-over-year decrease of 12% compared to $33.5 million in Q4 2022. Operating expenses for Q4 2023 included $5.5 million of share-based compensation compared to $5.3 million of share-based compensation in Q4 2022.

Full Year 2023 Financial Results

Revenues in 2023 were $20.9 million, up 246% compared to revenues of $6.0 million in 2022.  The strong revenue growth resulted from a combination of NRE services, production units and sample shipments, and was partially offset by the transition from sample pricing to production pricing with the BMW program shifting into series production.

Operating expenses in 2023 were $121.0 million, a decline of 3% compared to operating expenses of $124.6 million in 2022. Operating expenses for 2023 included $20.7 million of share-based compensation compared to $19.3 million of share-based compensation in 2022.

Liquidity as of December 31, 2023 consisted of approximately $150.2 million in cash and cash equivalents, short term deposits, short term restricted cash and marketable securities. The combination of stronger revenues and disciplined cost management resulted in the lowest quarter-over-quarter cash burn in the Company’s history as a public company at only $14.5 million (net cash used in operating activities and purchase of fixed assets).

2024 Financial and Operational Targets

The Company is establishing initial targets for Q1 2024 and FY 2024:

•	Secure 2-3 additional customer programs in 2024

•	Secure $20-70 million of new NRE bookings in 2024

•	Q1 2024 revenues are expected to be in the range of $5-6 million (+395-494% YoY)

After initially guiding 2023 revenue targets too cautiously, Innoviz is shifting to quarterly revenue targets. There are many factors that can influence full year numbers that can be difficult to predict this early in the year, and the Company believes quarterly guidance will ultimately be a more prudent and accurate way to approach revenue targets at this point in the Company’s growth curve.

Conference Call

Innoviz management will hold a web conference today, February 28, 2024, at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss commercial and strategic updates, financial results for the fourth quarter and full year 2023 and 2024 financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com.

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Media Contact

Media@innoviz-tech.com

Investor Contact

Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz’s projected future operational and financial results, including revenue and non-recurring engineering (NRE) bookings. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “NRE (Non-recuring Engineering) bookings” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the design win and may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenue and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 9, 2023, in Innoviz’s annual report on Form 20-F for the year ended December 31, 2023 to be filed with the SEC and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2023	2022	2023	2022

Revenues	$20,876	$6,026	$14,917	$1,577
Cost of revenues	(32,490)	(14,790)	(17,197)	(4,113)

Gross loss	(11,614)	(8,764)	(2,280)	(2,536)

Operating expenses:
Research and development	92,676	95,107	22,107	26,245
Sales and marketing	8,777	10,300	1,999	2,425
General and administrative	19,535	19,178	5,412	4,837

Total operating expenses	120,988	124,585	29,518	33,507

Operating loss	(132,602)	(133,349)	(31,798)	(36,043)

Financial income, net	9,790	6,802	1,469	1,950

Loss before taxes on income	(122,812)	(126,547)	(30,329)	(34,093)
Taxes on income	(642)	(325)	(122)	(228)

Net loss	$(123,454)	$(126,872)	$(30,451)	$(34,321)

Basic and diluted net loss per ordinary share	$(0.84)	$(0.94)	$(0.18)	$(0.25)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	147,480,521	135,224,312	165,121,766	136,059,472

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,283	$55,718
Short term restricted cash	53	236
Bank deposits	105,750	80,684
Marketable securities	13,335	41,681
Trade receivables, net	7,395	1,762
Inventory	1,868	4,236
Prepaid expenses and other current assets	5,774	3,236
Total current assets	160,458	187,553

LONG-TERM ASSETS:
Marketable securities	4,813	7,840
Restricted deposits	2,623	2,543
Property and equipment, net	25,770	30,489
Operating lease right-of-use assets, net	25,486	26,927
Other long-term assets	84	81
Total long-term assets	58,776	67,880

Total assets	$219,234	$255,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$8,036	$8,367
Deferred revenues	6,949	4,082
Employees and payroll accruals	9,468	8,693
Accrued expenses and other current liabilities	8,743	7,572
Operating lease liabilities	4,034	3,720
Total current liabilities	37,230	32,434

LONG-TERM LIABILITIES:
Deferred revenues	-	61
Operating lease liabilities	28,475	30,201
Warrants liability	240	720
Total long-term liabilities	28,715	30,982

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	788,577	703,851
Accumulated deficit	(635,288)	(511,834)
Total shareholders’ equity	153,289	192,017

Total liabilities and shareholders’ equity	$219,234	$255,433

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2023	2022	2023	2022
Cash flows from operating activities:
Net loss	$(123,454)	$(126,872)	$(30,451)	$(34,321)

Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,192	7,472	3,947	1,543
Remeasurement of warrants liability	(472)	(890)	(128)	(555)
Change in accrued interest on bank deposits	(1,051)	(705)	(709)	(138)
Change in marketable securities	(409)	375	-	(469)
Share-based compensation	22,320	19,449	6,494	5,352
Capital gain, net	-	(44)	-	(44)
Foreign exchange loss (gain), net	(470)	1,233	(917)	(188)
Change in prepaid expenses and other assets	(782)	(377)	(341)	(88)
Change in trade receivables, net	(5,633)	(1,249)	(2,523)	(984)
Change in inventory	2,368	20	2,970	472
Changes in operating lease assets and liabilities, net	29	6,530	1,592	1,047
Change in trade payables	424	1,082	368	1,463
Change in accrued expenses and other liabilities	2,578	607	3,122	324
Change in employees and payroll accruals	333	(304)	1,156	(1,186)
Change in deferred revenues	1,974	262	1,400	(72)
Net cash used in operating activities	(93,053)	(93,411)	(14,020)	(27,844)

Cash flows from investing activities:
Purchase of property and equipment	(6,579)	(22,567)	(481)	(4,828)
Proceeds from sales of property and equipment	-	54	-	54
Investment in bank deposits	(165,600)	(79,500)	(23,000)	-
Withdrawal of bank deposits	141,500	230,000	29,000	55,000
Investment in restricted deposits	(40)	(2,633)	-	-
Investment in marketable securities	(51,678)	(30,103)	(16,885)	(8,508)
Proceeds from sales and maturities of marketable securities	83,461	30,103	21,586	8,508
Net cash provided by investing activities	1,064	125,354	10,220	50,226

Cash flows from financing activities:
Issuance of ordinary shares, net of issuance cost	61,400	-	(534)	-
Proceeds from exercise of options	456	609	50	102
Net cash provided by (used in) financing activities	61,856	609	(484)	102

Effect of exchange rate changes on cash, cash equivalents and restricted cash	515	(1,139)	787	154
Increase (decrease) in cash, cash equivalents and restricted cash	(29,618)	31,413	(3,497)	22,638
Cash, cash equivalents and restricted cash at the beginning of the period	55,954	24,541	29,833	33,316
Cash, cash equivalents and restricted cash at the end of the period	$26,336	$55,954	$26,336	$55,954